UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Genetron Holdings Limited
(Name of Issuer)

Ordinary shares, par value $0.00002 per share
(Title of Class of Securities)

37186H209**
(CUSIP Number)

Mr. Sizhen Wang
FHP Holdings Limited
c/o 1-2/F, Building 11, Zone 1, No. 8 Life Science Parkway Changping District,
Beijing, 102206, People’s Republic of China
+86 (10) 5090-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 28, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  This statement on Schedule 13D constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed jointly by Mr. Sizhen Wang and FHP Holdings Limited with U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2023 (the “Original Filing”), with respect to ordinary shares, par value US$0.00002 per share (“ordinary shares”) and American depositary shares (“ADSs”), of Genetron Holdings Limited, a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Filing.
** There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H209 has been assigned to the ADSs of the Company, which are quoted on NASDAQ Global Market under the symbol “GTH.” Each ADS represents fifteen (15) ordinary shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H209	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Sizhen Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 37186H209	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS FHP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 37186H209	13D	Page 3 of 6 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by incorporating the following:
On February 21, 2024, at 9:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at 1/F, Building 11, Zone 1, No. 8 Life Science Parkway, Changping District, Beijing, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger and the consummation of the transactions contemplated thereby, including the Merger.
On March 28, 2024, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 28, 2024, pursuant to which the Merger became effective on March 28, 2024 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.
The consummation of the Merger was financed through a combination of (i) rollover equity from the Rollover Shareholders, and (ii) cash contributions by the Sponsors in the amount of US$52.4 million. Due to certain logistics matters in relation to the equity rollover, two Rollover Shareholders (the “Electing Rollover Shareholders”) elected to pay to Parent an aggregate amount equal to the product of (x) the number of ADSs representing Shares such Electing Rollover Shareholders agreed to rollover pursuant to the Support Agreement, and (y) the Per ADS Merger Consideration, and will receive, through Depositary, such aggregate amount (excluding any fees, including ADS cancellation or termination fees, payable by such Electing Rollover Shareholders in accordance with the deposit agreement, dated June 18, 2020, entered into by and among the Company, the Depositary and all holders and beneficial owners of ADSs issued thereunder). As a result, the aggregate merger consideration paid by the Buyer Group and the ordinary shares of Parent that the Electing Rollover Shareholders received upon Effective Time remained the same.
At the Effective Time, each ordinary share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (excluding certain Excluded Shares beneficially owned by the Electing Rollover Shareholders) and Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive US$0.272 per ordinary share in cash, and each ADS issued and outstanding immediately prior to the Effective Time (including certain rollover ADSs owned by the Electing Rollover Shareholders), together with the Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$4.08 per ADS in cash. The aggregate amount of merger consideration paid for the rollover ADSs owned by the Electing Rollover Shareholders was borne by such Electing Rollover Shareholders and not Sponsors. At the Effective Time, the Excluded Shares (other than certain Excluded Shares beneficially owned by the Electing Rollover Shareholders in the form of ADSs), issued and outstanding immediately prior to the Effective Time, were cancelled and ceased to exist without payment of any consideration or distribution therefor.
As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including Nasdaq Global Market (“Nasdaq”), and the Company will cease to be a publicly traded company. The Nasdaq has filed an application on Form 25 with the SEC to remove the ADSs from listing on Nasdaq and withdraw registration of the Company’s registered securities under the  Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) As of the date of this Amendment No. 1, the Reporting Persons do not beneficially own any ordinary shares.
(b) As of the date of this Amendment No. 1, the Reporting Persons do not have any voting power or dispositive power over any ordinary shares.
(c) Except as set forth in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transactions in the ordinary shares during the past 60 days.
(d) Not applicable.

CUSIP No. 37186H209	13D	Page 4 of 6 Pages

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of ordinary shares.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2024

Sizhen Wang		/s/ Sizhen Wang
Sizhen Wang

FHP Holdings Limited	By:	/s/ Sizhen Wang
		Name:	Sizhen Wang
		Title:	Director

SCHEDULE A

EXECUTIVE OFFICER AND DIRECTOR

FHP Holdings Limited

The business address of the following individual is 1-2/F, Building 11, Zone 1, No.8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China. Mr. Sizhen Wang is the co-founder, chairman of the board of directors and chief executive officer of the Company.

Directors:

Name	Country of Citizenship
Sizhen Wang	The People’s Republic of China

Executive Officers:

None